Zentek Completes Testing of ZenARMOR™ Corrosion Prevention Technology as part of its Innovative Solutions Canada Testing Stream and Announces a New Collaboration with Jazeera Paints Company

Guelph, ON - April 16, 2025 Zentek Ltd. ("Zentek" or the "Company") (Nasdaq: ZTEK; TSX-V: ZEN), an intellectual property technology development and commercialization company, announces the completion of the Innovative Solutions Canada -Testing Stream  contract for ZenARMOR™ nano-pigment in military grade, chromate-free corrosion protection aerospace paint systems, and a new collaboration with Jazeera Paints Company for continued product development and testing.

  ZenARMOR™ was evaluated in commercial non-chromate aviation paint systems developed by PPG and Akzo Nobel
  Three rounds of corrosion testing were completed from September 2023 to July 2024
  Testing followed ASTM B117 (salt spray) and ASTM D5894 (cyclical corrosion) standards
  The tests were successful in demonstrating the effectiveness of ZenARMOR™ nano-pigments in inhibiting corrosion of the aluminum alloy AA2024-T3
  Zentek has begun a collaboration with Jazeera Paints, headquartered in Riyadh, Saudi Arabia to evaluate ZenARMOR™ in their existing product lines

ZenARMOR™

On June 22, 2023, Zentek announced it was awarded a research and development contract through Innovative Solutions Canada to test ZenARMOR™ nano-pigment in military grade, chromate-free corrosion protection aerospace paint systems conducted by the Aerospace Research Centre's Aerospace Manufacturing Technologies Centre of the National Research Council of Canada ("NRC").

Testing began on September 2023 with Zentek providing three separate batches of aluminum alloy AA2024-T3 coupons that were coated with commercial, chromate-free corrosion aerospace paint system produced by PPG Industries, Inc. and Akzo Nobel N.V. as positive controls, and the same paint systems enhanced with ZenARMOR™ nano-pigment. The coupons were subject to test conditions according to ASTM B117 and ASTM D5894 standards. After the first two rounds of testing, ASTM D5894 was used for the final rounds as the cyclical corrosion test corresponds more closely to real-world conditions.

In the final round of testing, scribed and non-scribed test coupons were subjected to 2016 hours of corrosion testing. No obvious substrate corrosion or coating defects were observed in either scribed or non-scribed test coupons.

Since there was no observed coating failure, the tests were in general successful in demonstrating the effectiveness of ZenARMOR™ nano-pigments in inhibiting corrosion of the aluminum alloy AA2024-T3. Since the positive control samples demonstrated similar performance, the NRC team recommended additional testing in other corrosion systems or featuring ZenARMOR™ as the sole corrosion inhibiting agent to better evaluate the performance of the nano-pigment in a less optimized coating system.

Zentek is pleased to announce a new collaboration signed January 13, 2025 with Jazeera Paints headquartered in Riyadh, Saudi Arabia. Jazeera Paints is recognized as one of the top-ranking companies in the construction industry in the Gulf Cooperation Council and Middle East and North Africa region and follows the highest international standards including ISO 14001, ISO 9001 and ISO 45001.

Zentek and Jazeera Paints are collaborating to assess ZenARMOR™ nano-pigments in their current corrosion protection products and to expand upon Jazeera's commitment to incorporate nanotechnology to transform the paint industry.

About Zentek Ltd.

Zentek is an ISO 13485:2016 certified intellectual property technology company focused on the research, development and commercialization of novel products seeking to give the Company's commercial partners a competitive advantage by making their products better, safer, and greener.

Zentek's patented technology platform ZenGUARD™, is shown to significantly increase the bacterial and viral filtration efficiency for surgical masks and aims to do the same with HVAC (heating, ventilation, and air conditioning) filters Zentek's ZenGUARD™ production facility is in Guelph, Ontario.

Zentek, through its wholly owned subsidiary, Triera Biosciences Ltd., has a global exclusive licence to the aptamer-based platform technology developed by McMaster University, which is being jointly developed by Zentek and McMaster for both the diagnostic and therapeutic markets.

For further information:

investorrelations@zentek.com

Ryan Shacklock

Email: rshacklock@zentek.com

306-270-9610

To find out more about Zentek, please visit our website at www.Zentek.com. A copy of this news release and all material documents in respect of the Company may be obtained on Zentek's SEDAR+ profile at http://www.sedarplus.ca/.

Forward-Looking Statements

This news release contains forward-looking statements. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although Zentek believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. Zentek disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.

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